Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-196437

Free Writing Prospectus dated September 11, 2014

Fantex, Inc.

On September 6, 2014, a media publication, attached hereto as Annex A, was released by The New York Times (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”).  The Article references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu,” and together with Fantex Series Vernon Davis and Fantex Series EJ Manuel, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Mohamed Sanu Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256 and 333-196437 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, and the EJ Manuel Offering was completed on July 21, 2014.  The Article references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.  However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication.  The publisher of the Article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represent the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article is titled “Own a Piece of a PGA Tour Pro? A Start-Up Embraces That Idea” and asks the reader to “[i]magine if … you owned stock in the next Jimmy Walker.”  The Article mentions “San Francisco 49ers’ Vernon Davis and the Buffalo Bills’ E. J. Manuel, who have had their initial public offerings.”  The Article mentions “shareholders, who have a financial incentive to promote the athletes, the better to boost their stock.” The Article also refers to “PGA Tour pros as I.P.O.s.”  The Article also refers to a suggestion that “[t]he solitary nature of golf … is at odds with the concept of public offerings.”  The Company clarifies that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract.  An investment in a Tracking Stock will represent an ownership interest in the Company.  The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand.  Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”).  Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”).  Holders of shares of the Company’s Fantex Series Mohamed Sanu  have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract” and, together with the Vernon Davis Brand Contract and EJ Manuel Brand Contract, the “Brand Contracts”).

•                  The Article states that Fantex envisions a day “when the public can buy shares linked to the future income of professional golfers” and rhetorically asks if “the gallery cries of ‘You my man!’ or ‘Show me my money!’ [are] far off?”  The Article also states that with Fantex, “[t]he athletes are paid a lump sum upfront for 10 percent of whatever they make on and off the field, including any postcareer pursuits related to their sport.”  The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel and Mohamed Sanu (each a “Contract Party,” and together, the “Contract Parties”).  Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes).  A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  In describing Fantex’s business model, the Article states that “[t]he company keeps 5 percent of what it collects. The rest is allocated to shareholders ….”  The Company clarifies that when it receives income from a Contract Party pursuant to the associated Brand Contract, the Company will attribute 5% of the income to the Company’s platform common stock, while the remaining 95% will be attributed to the associated Tracking Stock.  The Company further clarifies that the Company’s board of directors is permitted, but not required, to declare and pay dividends on any Tracking Stock. The Company intends to pay cash dividends to shareholders of a Tracking Stock from time to time out of the available cash for a Tracking Stock, but is not obligated to do so.  More detailed descriptions of the attribution and dividend policies are available in the Registration Statements.

•                  The Article states that “[t]he $4 million lump sum Fantex paid [San Francisco 49ers’ tight end Vernon]Davis is the seed money to build his brand for years to come.”  The Company clarifies that on April 28, 2014, the Company issued 421,100 shares of Fantex Series Vernon Davis for net proceeds of $4,000,450, after deducting underwriting discounts payable by us, and soon thereafter paid $4,000,000 (less $0.2 million to be held in escrow until six months of consecutive payments due under the brand contract have been timely delivered to the Company) of such proceeds to Mr. Davis to cover the purchase price under the Vernon Davis Brand Contract.

•                  The Article states that former professional golfer Jack Nicklaus “joined Fantex’s advisory board in January.”  The Company clarifies that Mr. Nicklaus serves as an advisor to the board of directors of Fantex Holdings, Inc., the Company’s parent company.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, Mohamed Sanu and EJ Manuel, respectively, the longevity of Vernon Davis’s, EJ Manuel’s and Mohamed Sanu’s  careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel and Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hopes,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated September 6, 2014

Own a Piece of a PGA Tour Pro? A Start-Up Embraces That Idea

By Karen Crouse | September 6, 2014

CHERRY HILLS VILLAGE, Colo. — Imagine if the opening bell rang next month on the new wraparound golf season and you owned stock in the next Jimmy Walker, whose fever chart in 2013-14 exhibited the same arc as a majestic drive. He won his first three PGA Tour events and is a lock for the season-ending Tour Championship.

A San Francisco start-up envisions a day, on the horizon, when the public can buy shares linked to the future income of professional golfers, making the fans’ investment in their favorite players financial as well as emotional.

Can the gallery cries of “You my man!” or “Show me my money!” be far off?

For now, the portfolio of the company, Fantex, is limited to football players, including the San Francisco 49ers’ Vernon Davis and the Buffalo Bills’ E. J. Manuel, who have had their initial public offerings. The athletes are paid a lump sum upfront for 10 percent of whatever they make on and off the field, including any postcareer pursuits related to their sport. The company keeps 5 percent of what it collects. The rest is allocated to shareholders, who have a financial incentive to promote the athletes, the better to boost their stock, in a setup that perhaps can best be described as “The Social Network” meets “Wall Street.”

Buck French, Fantex’s chief executive, called it “an investment with benefits.”

Investing in a golfer’s future is not a novel idea. The practice is as old as the PGA Tour, with scores of pros owing their starts to financial backing from individuals with whom they had some kind of personal connection. Before the 11-time tour winner Zach Johnson accrued 10 corporate sponsors, he had roughly 10 benefactors from his native Iowa who bought stakes in him at $500 a share so he would have enough money to cover his traveling expenses and tournament fees.

Johnson, a one-time major winner who paid his investors back with interest, said: “It was a necessity. I couldn’t have played out here or been competitive without it.”

With more than $31 million in golf earnings, not including his endorsement income, Johnson, a father of three, can now afford to be selective in his business dealings. For the money he receives from corporate partners like Oakley, Transamerica and John Deere, Johnson spends time away from home at outings and such. There is no such trade-off with Fantex; no dinners or clinics to attend as the cost of expanding one’s bank account and personal brand.

“I like the concept,” said Jack Nicklaus, an 18-time major winner. “I wish I had it when I was younger.”

Nicklaus, who turned professional in 1962, joined Fantex’s advisory board in January. Speaking by telephone Friday, Nicklaus said he would have liked to be able to create a fan base early in his career that could continue to grow, like a certificate of deposit, well into his retirement as he moved into golf course design and other endeavors.

It’s worth noting that Nicklaus earned $5.7 million in his career. Eight times he was the single-season money leader on the tour. The most he made in one year was $316,911, in 1972.

That would be more than $1.8 million today. By comparison, 51 players have earned more than $1.8 million this season. Rory McIlroy, the leading money winner, has made $7.3 million, including $5 million in one four-week span.

Next week, one lucky player in the field of 30 will walk off with a $10 million FedEx Cup bonus.

Davis, a tight end with 1.97 million Twitter followers, is motivated to continue increasing his fan base after his playing days. His popularity could attract corporate partners, which in turn could increase his marketability, creating a cash-flow loop that won’t dry up when he retires.

He is entering his ninth season in the N.F.L., where the average career is 3.3 years. The $4 million lump sum Fantex paid Davis is the seed money to build his brand for years to come.

Golfers, with competitive careers that can last well into their 50s and 60s, have the luxury of time to build their bank account and fan base organically.

Keegan Bradley said PGA Tour pros as I.P.O.s “could be the future” but added, “I find it doubtful I’d do that.”

Gary Woodland, a two-time tour winner with more than $7 million in career earnings, said for him to consider becoming golf’s answer to Davis, the lump sum “would have to be a big number.”

He added: “Say you’re talking $8 million guaranteed. You win next week, you’re making $11-, $12 million. Obviously, if you’re hanging around 125, if you can make that number, it’d be great.”

Woodland meant No. 125 on the money list, occupied this season by Nicholas Thompson, 31, who made about $713,000. Potential investors might note that Thompson came up through the Web.com Tour, as did Chris Kirk, who entered last week as the FedEx Cup points leader.

Walker, 35, is another player who toiled for several years on golf’s minor league circuit. Eleven months ago he was considered a PGA Tour journeyman, with 187 starts before his first victory and career earnings of more than $7 million.

It is easy to be bullish on Walker now, but he expressed no desire to turn his fans, who now include about 11,500 Twitter followers, into potential shareholders.

“Social media today is so rampant, you can build your brand by yourself that way,” Walker said.

The solitary nature of golf, he suggested, is at odds with the concept of public offerings.

“I have a caddie,” Walker said. “He and I are a team. I don’t see the need to have anybody else backing me.”

* * * * *